UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)

JONES SODA CO.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

48023P106
(CUSIP Number)

SOL Global Investments Corp. Attn: Peter Liabotis, Chief Financial Officer 100 King Street West, Suite 5600 Toronto, ON M5X 4B2 Canada Telephone: (212) 729-9208	Richard Raymer Jonathan A. Van Horn Dorsey & Whitney LLP TD Canada Trust Tower, Brookfield Place 161 Bay Street, Suite 4310 Toronto, Ontario M5J 2S1 Canada Telephone: (416) 367-7370
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 11, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SOL Global Investments Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,892,936

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,892,936

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,892,936

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 8.55%*
*  Calculated based on 42,210,985 shares of common stock of Jones Soda Co. (the “Issuer”) outstanding as of May 1, 2019, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 13, 2019, plus 15,000,000 shares of common stock issued to Heavenly RX Ltd. on July 11, 2019.

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13D

CUSIP NO. 48023P106

This Amendment No. 2 (this “Amendment No. 2”) amends the statement on Schedule 13D filed by the Reporting Person with the U.S. Securities and Exchange Commission (the “SEC”) on March 25, 2019 (the “Original Schedule 13D”), and relates to shares of common stock, no par value (“Common Stock”), of Jones Soda Co., a Washington corporation (the “Issuer”). The Original Schedule 13D remains in full force and effect, except as amended by (i) Amendment No. 1 to Schedule 13D filed by the Reporting Person with the SEC on March 28, 2019 (the Original Schedule 13D, as amended by Amendment No. 1, the “Schedule 13D”) and (ii) this Amendment No. 2.  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Original Schedule 13D.
Item 2. Identity and Background.
Item 2 of the Schedule 13D is hereby supplemented by adding the following disclosure:
As a result of the negotiation and consummation of the purchase and sale of the Shares and the Warrant (as such terms are defined under Item 4 below) by Heavenly RX, Ltd., a British Columbia corporation (the “Separately Filing Group Member”), the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), comprised of the Reporting Person and the Separately Filing Group Member.  The Reporting Person understands that the Separately Filing Group Member will file a statement on Schedule 13D addressing its status as a member of a “group” with the Reporting Person.  Schedule A attached hereto sets forth certain information regarding the Separately Filing Group Member as required by Item 2 of Schedule 13D.
Item 4. Purpose of Transaction.
Item 4 of the Schedule 13D is hereby supplemented by adding the following disclosure.
Purchase of Shares and Warrant
On July 11, 2019, the Separately Filing Group Member entered into a securities purchase agreement (the “Purchase Agreement”) with the Issuer, pursuant to which the Separately Filing Group Member purchased 15,000,000 shares of the Issuer’s Common Stock (the “Shares”) and a warrant to purchase up to an additional 15,000,000 shares of the Issuer’s Common Stock (the “Warrant”).  The aggregate purchase price for the Shares and the Warrant was $9,000,000 in cash, which was paid to the Issuer at the closing of the purchase and sale on July 11, 2019 (the “Closing”).
The Warrant is immediately exercisable, has a term of one-year following Closing, and provides the Separately Filing Group Member with the right to purchase up to 15,000,000 shares of Common Stock (the “Warrant Shares”) at an exercise price of $0.78 per share, subject to adjustments in the event of certain stock splits, stock dividends or distributions, reorganizations, reclassifications or other similar events.  The Warrant shall be automatically exercised upon the occurrence of the following:
(i)
If the Issuer’s closing share price as reported on the OTCQB Marketplace, or its then primary trading market, is equal to or greater than $1.78 for at least five (5) consecutive trading days the Warrant shall be automatically exercised with respect to 25% of the total number of the Warrant Shares;

(ii)
If the Issuer’s closing share price as reported on the OTCQB Marketplace, or its then primary trading market, is equal to or greater than $2.12 for at least five (5) consecutive trading days, the Warrant shall be automatically exercised with respect to an additional 25% of the total number of the Warrant Shares;

(i)
If the Issuer’s closing share price as reported on the OTCQB Marketplace, or its then primary trading market, is equal to or greater than $2.36 for at least five (5) consecutive trading days, the Warrant shall be automatically exercised with respect to an additional 25% of the total number of the Warrant Shares; and

(ii)
If the Issuer’s closing share price as reported on the OTCQB Marketplace, or its then primary trading market, is equal to or greater than $2.60 for at least five (5) consecutive trading days, the Warrant shall be automatically exercised with respect to the remaining 25% of the total number of the Warrant Shares.

If the Separately Filing Group Member fails to pay the exercise price upon the automatic exercise of the Warrant, then the Warrant shall thereafter terminate in its entirety.

Investor Rights Agreement

On July 11, 2019, in connection with the Purchase Agreement, the Separately Filing Group Member, the Issuer and certain shareholders of the Issuer (the “Shareholders”) entered into an Investor Rights Agreement (the “IRA”).  Pursuant to the IRA, the Issuer and the Shareholders agreed to cause the Issuer’s board of directors (the “Board”) to be set at seven directors.  The Separately Filing Group Member has the right to designate two members of the Board (the “Investor Designees”), and the Shareholders have agreed to vote their shares of Common Stock in favor of the election of the Investor Designees.  For so long as any Investor Designees serve on the Board, the Issuer must obtain the approval of the Board, including all of the Investor Designees, before taking certain actions, such as amending the Issuer’s charter documents, offering to sell any new securities, creating any debt security, approving a change of control, changing the strategy or principal lines of business of the Issuer, liquidating or dissolving the Issuer or agreeing to make expenditures in excess of $1,000,000.  In addition, in the event that the Issuer proposes to offer any new securities (subject to certain standard exceptions), the Separately Filing Group Member has a right of first offer to purchase such securities. Under the IRA, the Separately Filing Group Member and the Shareholders have agreed for a period of one year following the closing of the transaction that they will not sell or otherwise transfer any shares of Common Stock or other securities of the Issuer, subject to certain standard exceptions.  In addition, pursuant to the IRA, the Issuer has granted the Separately Filing Group Member certain demand registration rights (after the expiration of the lock-up described in the preceding sentence) and piggyback registration rights with respect to the Shares and the Warrant Shares.

Standstill Agreements

In connection with the Purchase Agreement, the Reporting Person and the Separately Filing Group Member entered into separate Standstill Agreements.  Under the Standstill Agreements, the Reporting Person and the Separately Filing Group Member, on behalf of themselves and each of their respective affiliates, agreed to not acquire, on the open market or otherwise, any loans, debt securities, equity securities, or assets of the Issuer or any of its subsidiaries, or rights or options to acquire interests in any of the Issuer’s loans, debt securities, equity securities, or assets, except for the purchase of the Shares and the Warrant pursuant to the Purchase Agreement, the purchase of the Warrant Shares pursuant to the exercise of the Warrant, or as otherwise provided below.  The Reporting Person and the Separately Filing Group Member also agreed, on behalf of themselves and each of their respective affiliates, to not make any proposal or offer to acquire the Issuer through any business combination, merger, tender offer, exchange offer, or similar transaction, acquire any of the Issuer’s securities or seek representation on the Board (other than the Investor Designees). Notwithstanding the foregoing, as an exception to the restrictions described above, the Separately Filing Group Member shall be permitted to acquire in the open market, from time to time, up to such additional number of shares of Common Stock equal to 50% of the Warrant Shares that have been purchased upon exercise of the Warrant as of such time, and the Reporting Person shall be permitted to acquire in the open market, from time to time, up to such additional number of shares of Common Stock such that the Reporting Person’s aggregate ownership of Common Stock equals (but does not exceed) 9.99% of the Issuer’s outstanding Common Stock as of such time (on an outstanding basis and not on a fully diluted basis); and the Separately Filing Group Member shall be permitted (as an exception to the restrictions described above) to exercise all of its rights, including its right of first offer, pursuant to the IRA, in full and without restriction.  The restrictions set forth in the Standstill Agreements shall terminate and be of no further force or effect on the earlier to occur of (i) July 11, 2021 and (ii) the date on which the Warrant is exercised in full.

Item 5. Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby replaced in its entirety by the following disclosure:
(a)
The Reporting Person may be deemed to beneficially own (within the meaning of Rule 13d-3 under the Exchange Act) 4,892,936 shares of Common Stock, representing 8.55% of the outstanding Common Stock.  Such percentage ownership is based on (i) 42,210,985 shares of Common Stock outstanding as of May 1, 2019, as reported on the Issuer’s Quarterly Report on 10-Q filed with the SEC on May 13, 2019, and (ii) 15,000,000 shares of Common Stock issued to the Separately Filing Group Member on July 11, 2019.

To the knowledge of the Reporting Person, the Separately Filing Group Member beneficially owns 33,852,879 shares of Common Stock.
Notwithstanding anything to the contrary in this Schedule 13D, the Reporting Person disclaims any beneficial ownership of the shares of Common Stock owned by the Separately Filing Group Member.  Nothing contained in this Schedule 13D shall be deemed to be an admission by the Reporting Person as to the beneficial ownership of the shares of Common Stock owned by the Separately Filing Group Member.
(b)	The Reporting Person has the sole power to vote and the sole power to dispose of all 4,892,936 of the shares of Common Stock that the Reporting Person may be deemed to beneficially own.
To the knowledge of the Reporting Person, the Separately Filing Group Member has the sole power to vote and the sole power to dispose of 30,000,000 of the 33,852,879 shares of Common Stock that the Separately Filing Group Member beneficially owns.
(c)
The transactions of the Reporting Person in the Common Stock since March 28, 2019, when the Reporting Person filed Amendment No. 1 to this Schedule D with the SEC, are as set forth on Schedule B attached hereto.

To the knowledge of the Reporting Person, the only transactions of the Separately Filing Group Member in the Common Stock during the past 60 days consist of the purchase of the Shares and the Warrant and the other transactions described in Item 4 above.
(d)	Not applicable.
(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby supplemented by incorporating by reference the disclosure under Item 4 with respect to the Purchase Agreement, the Warrant, the IRA and the Standstill Agreements.

Item 7. Materials to be Filed as Exhibits.
Exhibit No.   Description\
1.
Securities Purchase Agreement, dated as of July 11, 2019, between Heavenly RX Ltd. and the Issuer (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on July 12, 2019)

2.
Warrant, dated as of July 11, 2019, between Heavenly RX Ltd. and the Issuer (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on July 12, 2019)

3.
Investor Rights Agreement, dated as of July 11, 2019, among Heavenly RX Ltd., the Issuer and the shareholders of the Issuer party thereto (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on July 12, 2019)

4.
Standstill Agreement, dated as of July 11, 2019, between Heavenly RX Ltd. and the Issuer (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on July 12, 2019)

5.
Standstill Agreement, dated as of July 11, 2019, between the Reporting Person and the Issuer (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer with the SEC on July 12, 2019)

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and believe, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: July 18, 2019	SOL GLOBAL INVESTMENTS CORP.

	By:	/s/ Peter Liabotis
Name: Peter Liabotis Title: Chief Financial Officer

SCHEDULE A
Separately Filing Group Members
The information contained in this Schedule A is based solely on information filed by the Separately Filing Group Member with the SEC.
Principal Office and Principal Business
The principal office of the Separately Filing Group Member is 1112 North Flagler Drive, Fort Lauderdale, FL 33304.
The principal business of the Separately Filing Group Member is to act as a hemp portfolio company.
Executive Officers and Directors
Certain information regarding the executive officers and directors of the Separately Filing Group Member is set forth below.
Heavenly RX, Ltd.
Name	Position	Principal Occupation	Business Address	Citizenship
Paul Norman	Chief Executive Officer and Director	Chief Executive Officer and Director of the Registrant	1112 North Flagler Dr. Fort Lauderdale, FL 33304	United States
Mike Beedles	Chief Operating Officer and Chief Technology Officer	Chief Operating Officer and Chief Technology Officer of the Registrant	1112 North Flagler Dr. Fort Lauderdale, FL 33304	United States
William Wolz	Chief Financial Officer	Chief Financial Officer of the Registrant	1112 North Flagler Dr. Fort Lauderdale, FL 33304	United States
Bradley Morris	Director	Director of the Registrant	100 King Street West, Suite 5600 Toronto, ON, Canada M5X 1C9	Canada
Peter Liabotis	Director	Chief Financial Officer of SOL Global Investments Corp.	100 King Street West, Suite 5600 Toronto, ON, Canada M5X 1C9	Canada

SCHEDULE B
Trading Data
Trade Date:	Shares of Common Stock Purchased:	Price Per Share(1):
7/18/2019	40,000	$0.6148
7/17/2019	40,000	$0.6526
7/16/2019	60,000	$0.6704
7/15/2019	180,000	$0.6344
7/12/2019	360,000	$0.6559
6/10/2019	21,970	$0.6048
5/6/2019	12,650	$0.6200
5/24/2019	17,268	$0.4900
5/6/2019	65,000	$0.7531
3/29/2019	18,000	$0.7478
3/28/2019	12,000	$0.7600
(1)  The reported price per share is a weighted average price, in United States dollars, of all shares of Common Stock traded on the date indicated. These shares were traded in multiple transactions. The Reporting Person undertakes to provide the SEC, upon request, with full information regarding the number of shares traded on the dates set forth in this Schedule B.